SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Independent Accountants' Review Report.

2	Financial Statements and Operating and Financial Review and Prospects as of March 31, 2007 and December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006.

3	Operating and Financial Review and Prospects.

Item 1

(English translation of the Independent accountants' review
report in Spanish, except for the elimination of paragraph 5. of that report and for the addition of paragraph 5. of this report)

Independent Accountants' Review Report

To the Board of Directors of
Telefónica de Argentina S.A.

1.
We have reviewed the accompanying balance sheet of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) as of March 31, 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for the three-month period then ended, all expressed in constant Argentine pesos (Note 2.1.). These financial statements and those mentioned in paragraph 4. are the responsibility of the Company’s management.

2.
We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences applicable to the limited review of interim period financial statements. A review of interim financial information consists principally of analytical procedures applied to financial data and inquiries of company personnel responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.
Based on our review, we are not aware of any material modifications that should be made to the financial statements as of March 31, 2007 referred to above, in order for them to be in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Association Law and the Argentine National Securities Commission (“CNV”).

4.
In relation with the balance sheet of Telefónica as of December 31, 2006, and the respective statements of operations, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2006, presented for comparative purposes, we inform that:

a) On February 15, 2007 we have issued an unqualified audit report on the Company’s financial statements as of December 31, 2006.

b) On May 4, 2006 we have issued an unqualified limited review report on the Company’s financial statements as of March 31, 2006.

5.
As further explained in Note 17. to the accompanying financial statements, the accompanying financial statements have been translated into English from those originally issued in Spanish. Certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the CNV, but do not conform with generally accepted accounting principles in the United States of America. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying financial statements are not intended to present the information on the Company's financial position and the related results of its operations and

(English translation of the Independent accountants' review
report in Spanish, except for the elimination of paragraph 5. of that report and for the addition of paragraph 5. of this report)

cash flows in accordance with generally accepted accounting principles in the United States of America.

Buenos Aires,
May 7, 2007

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

/s/ Rosana E. Serio
ROSANA E. SERIO
Partner

Item 2

Financial Statements
and Operating and Financial Review and Prospects

        As of March 31, 2007 and December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE FINANCIAL STATEMENTS

TELEFONICA DE ARGENTINA S.A.

BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	March-07	December-06
ASSETS
CURRENT ASSETS

Cash (note 3.1.a)	18	23
Investments (notes 20.c) and 20.d)	428	271
Trade receivables (note 3.1.b)	421	450
Other receivables (note 3.1.c)	80	69
Inventories (note 3.1.d)	5	3
Other assets (note 3.1.e)	7	7
Total current assets	959	823
NONCURRENT ASSETS

Trade receivables (note 3.1.b)	-	1
Other receivables (note 3.1.c)	222	203
Fixed assets (note 20.a)	5,054	5,212
Intangible assets (note 20.b)	182	190
Total noncurrent assets	5,458	5,606
Total assets	6,417	6,429
LIABILITIES
CURRENT LIABILITIES

Trade payables (note 3.1.f)	570	640
Bank and financial payables (note 3.1.g)	734	792
Payroll and social security taxes payable (note 3.1.h)	127	130
Taxes payable (note 3.1.i)	161	162
Other payables (note 3.1.j)	52	75
Reserves (note 20.e)	73	80
Total current liabilities	1,717	1,879
NONCURRENT LIABILITIES

Trade payables (note 3.1.f)	117	111
Bank and financial payables (note 3.1.g)	1,597	1,595
Payroll and social security taxes payable (note 3.1.h)	14	15
Taxes payable (note 3.1.i)	387	334
Other payables (note 3.1.j)	19	28
Reserves (note 20.e)	317	319
Total noncurrent liabilities	2,451	2,402
Total liabilities	4,168	4,281

NET LIABILITIES FROM DISCONTINUED OPERATIONS (note 3.1.k)	19	19

SHAREHOLDERS' EQUITY	2,230	2,129
Total liabilities and shareholders' equity	6,417	6,429

(1)	See notes 2.2. and 2.6.

The accompanying notes 1 to 20 are an integral part of these financial statements.

JUAN IGNACIO LOPEZ BASAVILBASO
Director acting as chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2007 AND 2006 (1)

(amounts stated in millions of Argentine pesos, except for earnings per share ratio and per ADS ratio, restated as described in note 2.1.)

	March-07	March-06

NET REVENUES	1.009	908

COST OF SERVICES PROVIDED (note 3.1.l)	(533)	(513)
Gross profit	476	395

ADMINISTRATIVE EXPENSES (note 20.h)	(84)	(105)

SELLING EXPENSES (note 20.h)	(160)	(115)

Subtotal	232	175

FINANCIAL INCOME AND HOLDING GAINS ON ASSETS (2)
Exchange differences	2	8
Interest and financial income	22	14
Holding gain from government securities	9	5
Holding gain from financial instruments	1	-

FINANCIAL EXPENSE AND HOLDING LOSSES ON LIABILITIES (3)
Exchange differences	(25)	(46)
Interest and financial charges	(68)	(70)
Holding loss from financial instruments	(1)	(2)
Other	(1)	(1)
OTHER EXPENSES, NET (notes 3.1.m) and 20.h)	(17)	(17)
Net income before income tax	154	66

INCOME TAX (note 2.3.j)	(53)	(22)
Net income for the period	101	44

Earnings per share for the period (4)	0.0145	0.0025

Earnings per ADS for the period (4)	0.5785	0.2520

(1)	See notes 2.2. and 2.6.
(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, taxes and other payables and reserves.
(4)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts stated in Argentine pesos (see note 2.3.m).

The accompanying notes 1 to 20 are an integral part of these financial statements.

JUAN IGNACIO LOPEZ BASAVILBASO
Director acting as chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	CAPITAL STOCK (1)
	Nominal value
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve (1)	Reserve for future dividends (1)	Accumulated Income (Deficit) (1)	TOTAL

Balance as of December 31, 2005	1,746	2,135	3,881	416	1,626	(2,968)	2,955

Net income for the three-month period ended March 31, 2006	-	-	-	-	-	44	44
Balance as of March 31, 2006	1,746	2,135	3,881	416	1,626	(2,924)	2,999

Appropriation of accumulated deficit as approved by the General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 (see note 6.)	-	(926)	(926)	(416)	(1,626)	2,968	-

Voluntary capital stock reduction as approved by the General Special Shareholders’ Meeting held on September 7, 2006 (see note 6.)	(1,048)	-	(1,048)	-	-	-	(1,048)

Net income for the nine-month period ended December 31, 2006	-	-	-	-	-	178	178
Balance as of December 31, 2006	698	1,209	1,907	-	-	222	2,129

Net income for the three-month period ended March 31, 2007	-	-	-	-	-	101	101
Balance as of March 31, 2007	698	1,209	1,907	-	-	323	2,230

(1)	See note 6.

The accompanying notes 1 to 20 are an integral part of these financial statements.

JUAN IGNACIO LOPEZ BASAVILBASO
Director acting as chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006 (2) (7)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	March-07	March-06

Cash and cash equivalents at end of period (3)	392	497
Cash and cash equivalents at beginning of year (3)	249	338
Increase in cash and cash equivalents	143	159
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income for the period	101	44
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Foreign exchange differences (4)	25	43
Fixed assets depreciation	244	246
Material consumption	13	10
Intangible assets amortization	17	18
Cost of services provided	3	3
Holding loss from financial instruments	-	2
Holding gain from government securities	(9)	(5)
Increase in allowance and accruals, net of reversals (6)	23	33
Income tax	53	22
Interest and financial charges, net	38	53

Changes in assets and liabilities:
Trade receivables	(9)	(33)
Other receivables	(7)	(7)
Inventories	(5)	(5)
Trade payables	(64)	1
Payroll and social security taxes payable	(4)	(1)
Taxes payable	15	1
Other payables	(8)	(5)
Collected interests	3	6
Contingencies payment	(31)	(3)
Payment of minimum presumed income tax	(10)	(10)
Cash flows provided by operating activities	388	413
Cash flows used in investing activities:
Fixed assets purchases (5)	(99)	(87)
Increase in intangible assets	(9)	(16)
Cash flows used in investing activities	(108)	(103)
Cash flows used in financing activities:
Proceeds from loans	-	9
Repayments of loans	(112)	(124)
Interest paid	(25)	(36)
Cash flows used in financing activities	(137)	(151)
Increase in cash and cash equivalents	143	159

(1)
Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 18 million and 374 million, respectively, as of March 31, 2007, (ii) 23 million and 226 million, respectively, as of December 31, 2006, (iii) 18 million and 479 million, respectively, as of March 31, 2006, and (iv) 22 million and 316 million, respectively, as of December 31, 2005.

(2)	See notes 2.2. and 2.6.
(3)
In 2007, cash and cash equivalents at end of period and at beginning of year do not include 54 million and 45 million, respectively, related to discount bond, securities indexed to Gross Domestic Product (“GDP”) and to PRO 13 bond. In 2006, cash and cash equivalents at end of period and at beginning of year do not include 30 million and 25 million, respectively, related to discount bond and securities indexed to GDP.

(4)	In 2007 and 2006, net of 2 million and 5 million, respectively, related to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(5)	In 2006, net of 16 million financed by trade payables.
(6)	In 2007, it does not include the increase of the allowance of deferred tax assets.
(7)	Prepared consistently with International Accounting Standard No. 7.

The accompanying notes 1 to 20 are an integral part of these financial statements.

JUAN IGNACIO LOPEZ BASAVILBASO
Director acting as chairman

TELEFONICA DE ARGENTINA S.A.

 NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2007 AND
COMPARATIVE INFORMATION (see note 2.6.)

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.	OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the Federal Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002, the Company has focused on the renegotiation of the agreement with the Government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 9.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses was affected as a result of the conversion into pesos and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine revenues and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances (see note 9.). As mentioned in note 2.4., the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed, on behalf of the Federal Government and together with the Company, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

In 2005 and 2006, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 showed positive signals such as growth of the economy, stabilization of the exchange rate and inflation. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of financial debt (see note 12.).

Although the Company has adopted the abovementioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 9.).

2.           SIGNIFICANT ACCOUNTING POLICIES

2.1.	Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for professional accounting principles approved by the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) (“Argentine GAAP”) purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of March 31, 2007 and December 31, 2006 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003, was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of March 31, 2007 and December 31, 2006 and on results for the three-month periods ended March 31, 2007 and 2006 of not restating figures until September 30, 2003, is not significant.

2.2.	Changes in disclosure and valuation criteria

Since January 2007, the Company has analyzed the trends in the international capital markets, which are requiring the application of only one set of accounting standards to prepare financial statements. Consequently, in the framework of the professional accounting standards applicable in Argentina approved by the CNV, and in order to provide more transparency and comparability to the financial information presented with respect to other companies around the world and to Telefónica Group, as of March 31, 2007, the Company has made some changes to certain criteria applied in the preparation of its financial statements as of such date and in those presented for comparative purposes, as regards the disclosure methods explained in subparagraphs a) through d) below. Those changes in criteria have been analyzed taking into consideration Argentine GAAP and International Financial Reporting Standards (“IFRS”). The main effects of such changes relate to:

a) IT applications that are not an integral part of the related physical asset are disclosed as intangible assets,

b) the amounts paid to foreign carriers for the termination in their networks of outgoing calls from the Company’s network, in connection to revenues obtained from international outgoing traffic charged to the final user, are disclosed as operating expenses,

c) the expenses related to the issuance of negotiable obligations are disclosed net of the respective financial payables,

d) the rights of use links paid in advance are disclosed as Other receivables, and

e) the receivable arising from the minimum presumed income tax paid by the Company is valued at nominal value.

The Company has given effect to above-mentioned changes in the accompanying financial statements. The impact of such effects in the financial statements as of March 31, 2007 and 2006, and as of December 31, 2006, is as follows:

	March 31, 2007	December 31, 2006
Balance sheet – Debit (Credit)
Other current receivables	3	3
Other noncurrent receivables	30	19
Fixed assets	(177)	(185)
Intangible assets	149	155
Bank and financial current payables	1	1
Bank and financial noncurrent payables	7	7
Noncurrent taxes payable	(5)	-

	March 31, 2007	March 31, 2006
Statements of operations – Gain (Loss)
Net revenues	31	26
Cost of services provided	(31)	(26)
Financial income and holding gains on assets:
Interest and financial income	13	-
Financial expense and holding losses on liabilities:
Interest and financial charges	-	(2)
Other	-	2
Net income before income tax	13	-
Net income for the period	8	-

2.3.	Valuation methods

The Company applied the valuation criteria established by Argentine GAAP, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CNV regulations.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each period/year. Final results may differ from those estimated by the Company’s Management.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All Company Management estimates have been made accordingly. Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not a party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are:

a) Cash:

Amounts in local currency: stated at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, accrued financial results as of those dates.

b) Investments:

Mutual funds: stated at their net realization value. Foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of period/year-end, in accordance with the Company’s intended use.

Government securities: in accordance with the Company’s intended use, they were stated at their net realization value as of each period/year-end. Foreign-currency denominated amounts were valued at the foreign exchange rate applicable to their settlement in effect as of each period/year-end, in accordance with the Company’s intended use.

The investment in E-Commerce Latina S.A. as of December 31, 2006 has been stated at its estimated recoverable value. On January 17, 2007, the Company sold its equity interest in E-Commerce Latina S.A. (see note 5.).

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year, which does not significantly differ from the amount obtained by calculating the discounted value of the cash flows that would be derived from the related assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, the financial income (expense) accrued as of those dates, which do not differ from the measurement of the discounted value based on the rate of each transaction.

Debt refinancing costs incurred in connection with the issuance of negotiable obligations have been restated as described in note 2.1., are amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations and are disclosed net of the related financial payables.

Trade receivables: includes services provided and settlements with foreign carriers, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice.  For amounts that are past-due after the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Services received from IBM (IBM Argentina S.A.): since baseline services committed to be rendered by IBM over the term of the different contracts will be received by the Company in uniform quantities over their duration, the baseline service total original cost is accrued based on the straight line method over the term of the service. The balance included in “Other payables” as of March 31, 2007 and December 31, 2006 includes (see note 8.1.):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight-line method basis over the term of the agreements as of each of those dates. Service costs renegotiations as agreed upon between the parties are accrued and recorded in the Company’s statement of operations on the fiscal year in which the services affected by such renegotiations were accrued.

b) Deferred results: due to the interdependence of the terms of the original agreement for outsourcing of the service and sale to IBM of the related equipment, and the repurchase obligation assumed, the Company did not recognize any gain from the sale of the assets as of the transfer date, or a loss for the difference between the repurchase obligation and the market value of the assets to be repurchased and, so, the net result of the initial agreement has been deferred and amortized ratably over the term of the service of the mentioned agreement as an adjustment to the cost accrued for the services mentioned in a). In addition, the loss resulting from the difference between the repurchase obligation and the market value of the assets to be repurchased in connection to the renegotiations described in note 8.1 has been deferred and amortized ratably over the term of the new agreements as part of the cost accrued for the services therein included.

The rights of use links have been valued at acquisition cost restated as indicated in note 2.1. and are accrued by the straight-line method over 15 years, the term of the rights.
Universal Service contribution (see note 14.): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related regulation and in accordance with the Company’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the period/year in which its reimbursements were approved by such entity.

Pre-retirement agreements and early retirement plans: the Company values its obligation in relation to these plans at the present value of the payments agreed, until the maturity of those plans.

Social Security Plan for Executives (PSD): the liability resulting from the social security plan for Executives is valued based on the amounts that the Company agreed to contribute as of each period/year-end. Such cost is accrued during the period in which the benefit is granted and the services are rendered by the Executives.

Performance Share Plan (PSA): the liability arising from this plan is valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted. Such cost is accrued on a straight-line basis during the period in which the services are rendered by the Executives. The fair value applied amounts to Euro 6.4 per share.

d) Inventories:

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e) Other assets:

Other assets include buildings no longer used for Company’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.1., which does not exceed its estimated realizable value.

f) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the fiscal year ended December 31, 2006, interest in work in process was capitalized for 9 million. As of March 31, 2007 and December 31, 2006, the residual value of cumulative capitalized interest on fixed assets is 367 million and 384 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement plan.

The Company habitually uses third-party sites to install its transmission equipment. The Company maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, projecting such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in note 9.1., the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

g) Intangible assets:

The trademarks were valued at acquisition cost restated as described in note 2.1.

The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in note 2.1. and is amortized under the straight-line method over a 10-year term.

The non-competition clauses have been valued at acquisition cost and are amortized under the straight-line method over the term of such agreements.

IT applications and information systems were valued at cost restated as described in note 2.1., if applicable, depreciated by the straight-line method over their remaining useful lives.

Intangible assets carrying value as of March 31, 2007 does not exceed its recoverable value.

h) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of March 31, 2007, the amount booked for reserves is 390 million (see note 10.).

i) Financial instruments:

The Company uses currency swaps which, in the context of Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen and in euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying a fixed percentage for the coverage. As of March 31, 2007 and December 31, 2006, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

In addition, the Company uses currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in U.S. dollars in relation to the Argentine peso. The Company valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value.

j) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and from prior-year tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method that establishes the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, among which we should mention the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution.

The option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes, has been applied by the Company in the financial statements as of December 31, 2005. As of March 31, 2007 and December 31, 2006, the resulting deferred tax liabilities amount to 747 million and 785 million, respectively.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of March 31, 2007 and December 31, 2006, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the changes in tax loss carryforwards, the stability and foreseeability of the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets will probably be recovered, except for the 5 million specific tax loss carryforward balance (at the statutory income tax rate) (see note 2.4.).

As of December 31, 2006 the Company carried a tax loss carryforward balance of approximately 788 million (276 million at a 35% tax rate) which could be applied to offset future income tax charges until 2007. The Company has estimated taxable income of approximately 271 million for the three-month period ended March 31, 2007, that would be offset against accumulated tax loss carryforwards existing at the beginning of the fiscal year.

The following table presents the components of the Company’s deferred tax balances:

	March 31, 2007	December 31, 2006
Deferred tax assets

Income tax on tax loss carryforwards	176 (1)	276
Income tax on specific tax loss carryforwards resulting from the disposal of shares	5 (2)	-
Allowance for doubtful accounts	50	46
Accrual for reserves and other non-deductible allowances and accruals	255	258
Other	12	12
	498	592
Allowance for specific tax loss carryforwards	(5)	-
Subtotal	493	592

Deferred tax liabilities

Other receivables	(3)	(3)
Fixed and intangible assets	(863)	(909)
Dismissal accrual for tax purposes	(13)	(13)
Other liabilities	(1)	(1)

Subtotal	(880)	(926)
Total deferred tax liabilities, net	(387)	(334)

(1)	Net of 95 million of tax loss carryforwards that offset the tax charge related to the taxable income estimated for the three-month period ended March 31, 2007.
(2)	This refers to a 15 million specific tax loss carryforward maturing in 2012.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax and the amount charged to the statement of operations for the three-month periods ended March 31, 2007 and 2006:

	March 31, 2007	March 31, 2006
Net income before tax at statutory income tax rate	54	23

Permanent differences:

Net non-taxable results	(1)	(1)
Total	53	22

Additionally, the Company calculates minimum presumed income tax by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the three-month period ended March 31, 2007 in an amount of 8 million that was included in the caption “Other non current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). As of March 31, 2007, the Company maintains 198 million as minimum presumed income tax capitalized on the basis of the Company’s tax projections (see note 2.2.). These balances might be computed as a prepayment in accordance with the description provided in the previous paragraph and based on the following detail:

Maturity year	Amounts in million of pesos

2012	47
2013	40
2014	35
2015	36
2016	32
2017	8
198

k) Shareholders' equity accounts:

Shareholders' equity accounts have been restated as described in note 2.1. except for “Capital stock – Nominal value – Outstanding shares”, which is stated at its original amount. The adjustment required to restate this account in constant Argentine pesos (see note 2.1.) is included in the “Comprehensive adjustment to capital stock”.

l) Revenue recognition:

-     Revenues and expenses are charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of new telephone lines are recorded as income in the term related to the estimated remaining mean life of the relation with the customer and the costs associated to these charges are recorded as expense in the term related to the estimated useful life of the related fixed assets.

-     The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term of stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

-     As of March 31, 2007 and 2006, the Company had agreements with the following resellers or distributors:

i)
Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which the Company collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. The Company collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)
Resellers of prepaid cards: The Company sells prepaid cards to resellers. The Company charges the resellers the face value of the prepaid card less a wholesale discount of face value depending on the volume and product. Additionally the reseller has no right of return. The Company recognizes revenue from prepaid cards based on the usage of the network.

iii)
Third parties operating public phones: The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by the Company and the operator receives an average variable compensation. The Company also charges the operator installation fees and monthly basic charges for its lines in service.

iv)	Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

-     Recognition of Telinver S.A. sale: the Company assessed income as of December 31, 2005 related to the sale of its interest in Telinver S.A. of approximately 109 million, considering the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 15.). In relation to this guarantee, the Company has deferred booking the income from the sale in the amount of 35 million as of March 31, 2007 (see note 3.1.k) until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount (see note 15.).

-     As of March 31, 2007 and 2006 charges for the consumption and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation adjusted amounts of such assets (see note 2.1.).

-     Financial income/(expense) and holding gains/(losses) include: a) financial income and expenses, b) exchange differences generated by assets and liabilities in foreign currency, and c) holding gains and losses from government securities and financial instruments.

m) Net earnings per share and per ADS:

The Company calculated the net earnings per share and per ADS on the basis of the common outstanding shares (net of the common treasury shares) of 6,984,200,296 and 17,460,500,740 as of March 31, 2007 and 2006, respectively, considering the redemption of outstanding shares carried out as a result of the voluntary capital stock reduction and the change in the face value of the shares (see note 6.), according to Technical Resolution (“TR”) No. 18. and taking into account that one ADS is equal to forty shares after the capital stock reduction and face value change, and ten shares before such transaction took place.

2.4.	Public Emergency Law– rules and regulations currently in force

Starting in early December 2001, the federal authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Foreign Exchange System Reform that implied a profound change in the economic model in force as of that time and amended Convertibility Law, in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)  Public Emergency and Foreign Exchange System Reform Law provided for the conversion into pesos of public utility rates that had been agreed upon in U.S. dollars at the AR$ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 9.1.);

On February 15, 2006, the Company and the Argentine Government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No. 2,332/90 (“Protocol of Renegotiation”), as provided for Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: the Company will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term targets (see note 7.).
3)	Contractual compliance (see note 7.).
4)	Regulatory framework (see notes 9.1. and 14.).
5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 7. and 9.1.).
6)
Adjustment of value in International Incoming Calls in the local area through the application of a correction factor, so that the value mentioned in Section 37, Exhibit II, Decree No. 764/00 undergoes a three-fold increase.

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting as from the implementation of the Protocol of Renegotiation.
8)
Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat the Company on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations.

b)   an extension of the National Public Emergency situation until December 31, 2007; and

c)   suspension of dismissals without just cause and the establishment of penalties consisting of the payment of additional amounts equivalent to 50% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

2.5.	Concentration of operations and credit risk

In the Company’s Management opinion, Telefónica does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount reflected in the balance sheet.

2.6.	Comparative Financial Statements

According to TR No. 8, the Company’s financial statements as of March 31, 2007 and for the three-month period then ended, have been presented with the following comparative information:

-	Balance sheet information: as of December 31, 2006.

-	Statements of operations, of changes in shareholders’ equity and cash flows: for the three-month period ended March 31, 2006.

2.7.	Financial instruments with off-balance-sheet risk

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones, including through derivative instruments; (ii) to cover the Company's debts in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of the Company's financial debts, or to refinance it by issuing Peso-denominated debt or entering into agreements to peso denominated debts.

The main aspects of the Company's hedging policy are the following:

i.	Existence of a clearly identified risk and the risk management objectives and strategies.

Since Convertibility Law pegged the peso to the U.S. dollar at value of AR$1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the U.S. dollar. In January 2002,

the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

Until 2002, the Company did not hedge its U.S. dollar-denominated debt obligations because under Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged U.S. dollars against Japanese yens and euros (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of Convertibility Law almost all of the Company's revenues are stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of the abovementioned mismatch the Company established a policy of partially hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies. Moreover, the Company’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

The Company has no financial instruments for trading purposes.

ii.	Main features (notional, maturity date, and interest payment dates) of the underlying and the derivative instruments.

The Company tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii.	Ability to revaluate derivative instruments at market prices.

The Company uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (e.g. bank valuations).

As part of its hedging policy, the Company has entered into the following financial instruments:

a)	Swaps:

In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of March 31, 2007 was 4.149 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of March 31, 2007, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$42 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of euro 0.998 per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

As of March 31, 2007 and December 31, 2006, the hedge relationships of these swaps were deemed to be ineffective (see note 2.3.i).

b)	Foreign currency forward agreements:

The Company uses foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Peso/U.S. Dollar exchange rate. As of March 31, 2007, the Company had entered into foreign currency forward agreements by which currency positions are offset upon the maturity of certain agreements, for a total of US$ 50 million. Additionally, during April 2007 the Company has entered into other foreign currency forward agreements for a total of US$ 50 million. The maturity of these agreements occurs between July and October 2007. The exchange rate agreed upon for these transactions ranged from AR$ 3.10 and AR$ 3.11 per U.S. Dollar. These agreements are used to cover short-term U.S. Dollars denominated commitments mainly related to the principal of the Company's negotiable obligations.

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1.	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 20.g):

a)	Cash:

	Current
	March 31, 2007	December 31, 2006
In banks	18	23
Total	18	23

b)	Trade receivables:

	Current		Noncurrent
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Without maturity (1)	19	34	-	-
Past due (2) (3)	388	381	4	4
Current	179	190	-	-
Subtotal	586	605	4	4
Allowance for doubtful accounts (note 20.e)	(165)	(155)	(4)	(3)
Total	421	450	-	1

(1)	See note 13.3.
(2)	In 2007 and 2006, net of 1 million, respectively, fully reserved.
(3)	Based on estimated probable collection terms, 4 million of past due receivables are disclosed as noncurrent as of March 31, 2007 and December 31, 2006, respectively.

c)	Other receivables:

	Current		Noncurrent
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Receivables from related companies (1)	29	22	-	-
Guarantee deposits	3	3	2	2
Legal deposits	7	6	-	-
Prepayments to vendors	9	14	-	-
Prepaid expenses	10	1	-	-
Minimum presumed income tax	-	-	198	177
Prepaid insurance	1	2	-	-
Financial Instruments (2)	2	1	-	-
Rights of use (4) (5)	3	3	18	19
Other (3)	16	17	4	5
Total	80	69	222	203

(1)	See note 13.3.

(2)	See note 2.7.
(3)	In 2007 and 2006, net of 9 million, respectively, fully reserved.
(4)	In 2007 and 2006, includes 1 million, as current amount, and 5 million, as noncurrent, corresponding to related companies (see note 13.3.).
(5)	See note 2.2.

d)	Inventories:

	Current
	March 31, 2007	December 31, 2006
Telephone equipment and other materials	7	5
Allowance for impairment in value and slow turnover (note 20.e)	(2)	(2)
Total	5	3

e)	Other assets:

	Current
	March 31, 2007	December 31, 2006

Real property intended for sale	7	7
Total	7	7

f)	Trade payables:

	Current		Noncurrent
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Vendors, contractors and carriers (1)	411	457	2	1
Management fee (2)	84	94	-	-
Collections on account and behalf of cellular and audiotext companies	54	65	-	-
Services collected in advance (3)	5	5	59	60
Deferred income	16	19	56	50
Total	570	640	117	111

(1)	In 2007 and 2006, it includes 16 million and 31 million, respectively, corresponding to related companies (see note 13.3.).
(2)	See note 13.3.
(3)
Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2007 and 2006, includes 5 million, as current amount, and 55 million and 56 million, respectively, as noncurrent, corresponding to related companies (see note 13.3.).

g)	Bank and financial payables:

	Current		Noncurrent
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006

Negotiable obligations (1)	660	673	1,458	1,444
Imports financing	4	4	2	4
Long-term financing	9	8	55	53
Foreign bank loans	28	28	82	94
Credit balances with banks	33	79	-	-
Total	734	792	1,597	1,595

(1)	See notes 2.2. and 11.

h)	Payroll and social security taxes payable:

	Current		Noncurrent
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006

Vacation and bonus accrual	44	67	-	-
Social security taxes payable	25	22	-	-
Pre-retirement agreements and others (1)	17	13	14	15
Incentive plan for executives (2)	3	3	-	-
Social security plan for executives (2)	24	23	-	-
Other	14	2	-	-
Total	127	130	14	15

(1)
Includes 9 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and March 31, 2007, and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

(2)	See note 18.

i)	Taxes payable:

	Current		Noncurrent
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Tax on minimum presumed income	5	7	-	-
Turnover tax accrual	13	8	-	-
Value-added tax	22	22	-	-
Health and safety assessments	27	27	-	-
Deferred tax liabilities, net (1)	-	-	387	334
Other	94	98	-	-
Total	161	162	387	334
(1)	See note 2.3.j.).

j)	Other payables:

	Current		Noncurrent
	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Payables to related companies (1)	13	13	1	-
Financial instruments (2)	9	11	10	14
Capital stock reduction (1)	10	10	-	-
International Telecommunication Union (“U.I.T”) (3)	-	21	-	-
Other	20	20	8	14
Total	52	75	19	28
(1)	See note 13.3.
(2)	Related to foreign currency swap agreements and, additionally, in 2007 to foreign currency forward agreements (see note 2.7.).
(3)	See note 10.b).

k)	Net liabilities from discontinued operations:

	March 31, 2007	December 31, 2006
Deferred income – Sale of Telinver S.A. (1)	35	35
Deferred tax assets	(16)	(16)
Total	19	19
(1)	See note 15.

l)	Cost of services provided:

	Loss
	March 31, 2007	March 31, 2006
Operating expenses (note 20.h) (1)	(530)	(510)
Cost of good sold (note 20.f)	(3)	(3)
Total	(533)	(513)
(1)   See note 2.2.

m)	Other expenses, net:

	Loss
	March 31, 2007	March 31, 2006
Employee terminations (note 20.h)	(7)	(8)
Contingencies (note 20.e)	(9)	(9)
Miscellaneous, net	(1)	-
Total (note 20.h)	(17)	(17)

3.2	Aging of current investments, receivables and payables as of March 31, 2007

	Assets				Liabilities (c)
	Current investments	Trade receivables		Other receivables (b)	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables
Past Due:
Up to three months	-	228		-	6	-	-	-	-
From three to six months	-	39		-	21	-	-	-	-
From six to nine months	-	20		-	-	-	-	-	-
From nine to twelve months	-	16		-	-	-	-	-	-
From one to two years	-	22		-	1	-	-	-	-
From two to three years	-	8		-	2	-	-	-	-
Over three years	-	59		-	8	-	-	-	-
Without maturity	272	19		47	15	33	-	481	28 (d)
Current:
Up to three months	156	167		18	488	71	82	67	7
From three to six months	-	7		6	11	22	10	-	6
From six to nine months	-	5		7	15	592	10	-	-
From nine to twelve months	-	-		2	3	16	25	-	11
From one to two years	-	-		6	13	426	6	-	8
From two to three years	-	-		5	12	36	3	-	5
From three to four years	-	-		3	10	692	2	-	3
From four to five years	-	-		3	9	422	1	-	-
Over five years	-	-		7	73	21	2	-	-
Subtotal:	428	590		104	687	2,331	141	548	68
Allowance for doubtful accounts	-	(169)		-	-	-	-	-	-
Benefits under the Collective Bargaining Agreements	-	-		-	-	-	-	-	3
Total	428	421		104	687	2,331	141	548	71

Balances
Percentage accruing interest at fixed rate	49%	-		4%	-	96%	-	-	28%
Percentage accruing interest at variable rate	-	55	%(a)	2%	-	1%	-	-	-
Percentage accruing income at variable rate	49%	-		-	-	-	-	-	-
Interest
Annual average interest rate in foreign currency	7%	-		4%	-	9%	-	-	6%
Annual average interest rate in local currency	8%	28	%(a)	10%	-	9%	-	-	-

(a)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(b)	Does not include 198 million related to tax on minimum presumed income.
(c)	Net liabilities from discontinued operations are not included.
(d)	Includes 10 million related to capital stock reduction described in note 6.

4.	REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment.  This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the abovementioned period. As of March 31, 2007, these assets have a net book value of about 558 million and approximately 487 million (both amounts restated as described in note 2.1.) of them was registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

5.	AFFILIATES

E-Commerce Latina S.A.

As of December 31, 2006, The Company held together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

On October 24, 2006, the Company and Alto Palermo S.A. entered into a Share Purchase and Sale Agreement whereby the Company transferred 808,354 shares of E-Commerce Latina S.A.´s capital stock and 11 shares of Altocity.com S.A.´s capital stock to Alto Palermo S.A. The value of the transaction amounted to 85,876. On January 17, 2007, the Company transferred its ownership interest in E-Commerce Latina S.A. as the parties had complied with the duties stipulated in the sale agreement, which included obtaining the opinion of the Federal Anti-Trust Board (“FATB”) that excluded this transaction from the requirement of previous control by such agency.

6.	CAPITAL STOCK

Over the last  fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine pesos):

Classes of shares	Capital stock as of December 31, 2004 and 2005 (1)	Capital stock as of December 31, 2006 and March 31, 2007
Class A	1,091,847,170.0	436,738,868.0
Class B	654,205,259.0	261,681,161.6
Total (2)	1,746,052,429.0	698,420,029.6

(1)	Subscribed and paid in, outstanding and authorized for public offering.
(2)	All shares have equal voting rights.

Additionally, the Company holds 174,605,007 ADS, which represent individually forty shares after the capital stock reduction and face value change, and ten shares before such transactions took place.

Appropriation of Accumulated deficit

The General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 approved the appropriation of the total 2,968 million loss recorded under Accumulated deficit as of December 31, 2005, to the whole balance of Reserve for future dividends: 1,626 million, the whole balance of Legal Reserve: 416 million and a part of the balance of Comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

In accordance with the provisions of Companies Law No. 19,550, the Company’s by-laws and CNV´s regulations, the Company will appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments), to the Legal Reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the Legal Reserve account was appropriated to Accumulated losses account as of December 31, 2005, the Company will restore such reserve through no less than 5% of the income for the year up to 20% of the Company’s capital stock plus the balance recorded under the Comprehensive adjustment to capital stock account.

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2007 resolved, with respect to the Accumulated income as of December 31, 2006, to appropriate 11 million to the Legal Reserve and 211 million to the Reserve for future dividends.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35% income tax withholding as a single and final payment.

Cancellation of treasury shares

On September 7, 2006, the Company’s General Special Shareholders’ Meeting approved the cancellation of 2,355 treasury shares, which were acquired as a result of the exchange of shares that took place in the corporate restructuring process carried out in 2001 and represented the fractions of shares that were held by minority shareholders. Such cancellation has been registered with the Public Registry of Commerce (“PRC”).

Capital Stock Reduction

In addition, the abovementioned General Special Shareholders’ Meeting approved a voluntary capital stock reduction for AR$ 1,047,630,044.4, from AR$ 1,746,050,074 to AR$ 698,420,029.6 proposed by the Board of Directors at the meeting held on August 8, 2006.

The Company filed applications with the CNV and the BCBA to adjust its public offering and listing authorizations, respectively, to the abovementioned capital stock reduction, which were obtained.

In order to implement the voluntary capital stock reduction, on December 22, 2006, the Company simultaneously reimbursed to the shareholders AR$ 0.60 in cash and delivered four new shares of AR$ 0.10 face value each for each share of AR$ 1 face value held by each shareholder before the capital stock reduction. Consequently, the shares of AR$ 1 face value were settled. The capital stock reduction has been registered with the PRC. As of March 31, 2007, only 10 million are pending payment due to the capital stock reduction (see notes 3.1.j) and 13.3.).

7.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“the List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)
Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones  S.A. (“COINTEL”), is obliged to hold Series A shares which represent no less than 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)
In addition, Telefónica is to meet certain objectives related to the services provided.  The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added-value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Presidential Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Presidential Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with the Company’s contractual obligations under the Memorandum of Understanding 2006, the National Communications Commission (“CNC”) and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by the Company with its obligations under the Transfer Contract and the regulatory framework, and concluded that until the signature of the above mentioned memorandum of understanding the Company has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to the Company’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

On March 23, 2007, the S.C. issued Resolution No. 42 (“the Resolution”) recognizing the impact sustained by the Company as a result of the increases and decreases in employers´ social security contributions therein described. The Resolution established a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine Government that includes, for calculation purposes, the liability mentioned in note 10.b), and instructs the CNC to proceed with the applicable calculation and settlement. As of the date of issuance of these financial statements, the CNC has not yet concluded with the calculation of the corresponding amount. Any remaining receivable determined by the CNC in connection with the Resolution, if applicable, will be recognized by the Company once the amounts involved have been determined and the reciprocal compensations have been carried out.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, the Company should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality.  In addition, goals are established as of 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of the Company’s Transfer Contract with the Government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, the Company, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and the Company’s license. The waiver should not be interpreted as the Company’s waiver to the rights that could apply to it based on possible future circumstances.

Company’s Management believes that the Company has met all effective obligations.

8.	COMMITMENTS

8.1	IBM

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. Telefónica Móviles Argentina S.A. (“TMA S.A.”) (formerly known as Telefónica Comunicaciones Personales S.A.), Telinver S.A. and Telefónica Data Argentina S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for a six and a half years term, in exchange for decreasing monthly installments, and the transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

The following is a summary of the primary contractual cash flows related to the Company’s agreement with IBM, as it was originally stipulated in 2000:

(in millions of U.S. dollars from 2000 to 2006)
Assets acquired by IBM	23
Baseline monthly installments (service fee total payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, the Company had renegotiated the payments for base line and additional resources originally denominated in U.S. dollars.  On the basis of supplementary contracts, the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments.

As part of the renegotiation described below, on September 29, 2006, the Company and IBM signed two contracts whereby the services provided by IBM under the 2000 contract were split up. One of the contracts includes the outsourcing of the services related to Mainframe and Midrange equipment through 2011 (“2011 Contract”) and the other one establishes an extension of the original contract through December 31, 2007, including all services provided by IBM under the original contract, except for those included in the 2011 Contract (“2007 Extension”). In addition, IBM and the Company signed a memorandum whereby they agreed a fixed price for the transfer of the assets under the original contract amended by the 2007 Extension, after the enactment of Law No. 25,561.

The main characteristics of the contracts are as follows:

i.	2011 Contract:

Service Price: the Company committed to pay IBM a monthly charge throughout the term of the contract in consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments for approximately US$ 50 million throughout the five-year contract term. The Mainframe includes the technological renovation of the equipment used to provide the services.

ii.	2007 Extension:

The Company and IBM agreed to extend the provision of all the other services rendered under the original 2000 Contract, not included in the 2011 Contract, until December 31, 2007, for a total amount of approximately 25 million.

Transfer of Equipment: under the two contracts and the memorandum mentioned above, IBM shall transfer to the Company, at a fixed price of US$ 15 million, the assets that as of the date of contract expiration are designated to provide the related services.

8.2  Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 39 million of minimum future payments as of March 31, 2007.

9.	RATES

9.1   Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created a UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued

availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2007. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services,  in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)
Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internet access service in all its provincial centers at discount prices.

c)
Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities

(Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) does not have a significant impact on the Company's future income (loss).

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.4.a), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006. On March 2, 2007 the Company and its shareholders informed that they would be prepared to extend the suspension for an additional six-month period as from April 5, 2007.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level.  If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

9.2   Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 10.d), awarded a precautionary measure ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 10.d).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the price cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of March 31, 2007, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system abovementioned.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

9.3   Tariff restructuring

The tariff restructuring granted by Presidential Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Presidential Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

10.	LAWSUITS AND CLAIMS

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of March 31, 2007, the total amount recorded as reserves for contingencies is 390 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 188 million and 185 million as of March 31, 2007 and December 31, 2006, respectively. The closing balance of the reserve as of March 31, 2007, is mainly comprised of:

i)  aggregate assessment of probable losses of 73 million resulting from claims brought by employees as from fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of 2005 of Courts of Appeals that were adverse to the Company.

ii)  claims for alleged rights provided in the labor law and related costs which amount to 38 million. The Company intends to defend its rights in whichever instances are necessary.

ii)  other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 106 million and 82 million as of March 31, 2007 and December 31, 2006, respectively.

These tax issues are mainly related to:

•	Municipal taxes
•	National and Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of March 31, 2007 and December 31, 2006, amounts to 96 million and 132 million, respectively. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Claims for accounts reporting

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Presidential Decree No. 1,803/92 was issued. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of March 31, 2007, the claims filed against the Company including accrued interest and expenses totaled approximately 38 million (in original currency). Notwithstanding, depending on the possible outcome of such legal actions  ENTel has agreed in the Transfer Contract to indemnify the Company in respect of such claims and the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of March 31, 2007 the Company has paid approximately 13 million (in original currency) in cash for the concluded claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of 10 million paid by the Company in this regard were included and verified in an account reporting lawsuit between the Company and ENTel, which has not been resolved yet.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph. Both the Company and its legal counsel believe that such criterion will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions  and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	U.I.T. Liability

On July 29, 2003, Telefónica had received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit  51 million (including principal and interest as of July 31, 2003), which, according to such note, was related to the savings obtained, plus interest, by such companies as reductions in employers' contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the U.I.T., Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal plus interest, amounting to 24 million. On March 23, 2007, the Company was notified of Resolution No. 42/07 issued by the S.C. which established a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine government accrued as a result of certain decreases and increases in employers’ social security contributions paid by the Company, and includes, for calculation purposes, the liability mentioned above. The S.C. has instructed the CNC to settle the amounts involved. In addition, according to Resolution No. 42 of the S.C., if a receivable balance remained in favor of the Company after the debt compensation previously mentioned, such balance could be compensated with certain liabilities related to the services object of Telefonica’s licenses. If a receivable balance remained in favor of the Argentine government, it  should be destined as instructed in due time by the S.C. The Company has disclosed the receivable to be compensated for an amount of 24 million net of the U.I.T. liability.

c)	Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by Argentine Tax Authorities in relation to income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Argentine Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the statement of operations as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

d)	Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”)  and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal with the Supreme Court of Justice against the Court of Appeal’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

11.	NEGOTIABLE OBLIGATIONS

As of March 31, 2007, there were five negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of March 31, 2007 (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)
a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail.  The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to remove almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of the Company’s Management, the Company has met all the obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations in U.S. dollars, with maturity in 2008, under the Company’s

Global Program of up to US$ 1.5 billion or its equivalent in other currencies.

The Company’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or noncumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the BCBA and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.  As of March 31, 2007, the three classes of negotiable obligations issued under the Program have been fully cancelled.

12.	FINANCING

As of March 31, 2007, the Company's current assets are lower than its current liabilities by 758 million. The Company will finance the payment of liabilities with own funds provided by its operations and with short-term bank loans.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

During 2006 and 2005, as well as in prior periods, the Company managed to reduce gradually its financial indebtedness through a combination of partial payments, issuance of negotiable obligations, and short and long-term cancellations and refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company, to settle or refinance successfully the remaining balance of its indebtedness.

- Long-term bank financing

As of March 31, 2007, the Company held long-term funds from major financial institutions in an amount equivalent to 137 million with maturity in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses one long-term bank credit line to finance long-term imports from a commercial bank with maturity in August 2008 that accrued interest at six month LIBOR plus 2.15% per annum, which, as of March 31, 2007, amount to 2 million.

13.	PARENT COMPANY AND RELATED COMPANIES

13.1.	COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of March 31, 2007. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and class B shares representing 2.3% (see note 6.).

In addition, on December 15, 2000, Telefónica S.A.  (“TSA”) acquired the majority interest of the capital stock of COINTEL. Consequently, TSA indirectly controls 98% of the voting rights of the total outstanding shares of the Company.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL’s shareholders and companies related thereto including the services rendered by TSA (the “Operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 13.3.).

13.2.	MANAGEMENT AGREEMENT

The List of Conditions for the privatization of ENTel provided that one of the members of the consortium taking part in the privatization had to be an experienced telecommunications operator, which was required to enter into a management agreement with the surviving companies of ENTel establishing a fee for the services provided by the operator.

As a result of the requirements of the List of Conditions, the Company entered into a management agreement with TSA, whereby the latter is the "Operator" (“the Management Agreement”). Under the Management Agreement, TSA is responsible for managing the Company’s business and for providing services, expertise and know-how with respect to the Company's entire range of activities. Also, the Management Agreement provides TSA with management powers relating to the Company's day-to-day operations. TSA's responsibilities include: (i) developing general policies; (ii) designing personnel and compensation structures; (iii) supplying necessary personnel; (iv) selecting appropriate expertise and technology; and (v) developing detailed action plans and budgets for the Company.

As of the date of signing the Management Agreement, TSA held a 6% indirect equity interest in the Company.

The Management Agreement establishes that the management fee paid to the Operator, TSA, shall amount to 9% of the Company’s “gross margin” defined as (+) Net income (+) fixed assets depreciation (+) financial expenses (+) income tax, and (+) the management fee itself.

In accordance with the List of Conditions, the term of the Company’s Management Agreement coincided with the exclusivity period, i.e. until October 10, 1999. As provided for in the Management Agreement, if the Company's exclusivity period were extended, the contract would continue to be in effect with a management fee of up to 9% of the “gross margin” through April 30, 2003 and that; if it was extended beyond that date, the management fee percentage would be reduced to a negotiated amount ranging between 1.5% and 5% of the “gross margin”.

On July 30, 2003, the Company and TSA entered into a Supplement to the Management Agreement, pursuant to which the management fee was established as 4% of the gross margin.

Based on the above and taking into account that at the date of signing the Management Agreement TSA held a 6% indirect equity interest in the Company, Management believes that the fee agreed between the Company and TSA was not less favorable than those that would have been obtained from unaffiliated third parties.

13.3.	OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

During the three-month periods ended March 31, 2007 and 2006, the following transactions were made with the indirect controlling shareholder of the Company and related companies in addition to the transaction described in note 15.

	March 31, 2007	March 31, 2006

	Income / (Expense)
Management Fee
Telefónica S.A. - Sucursal Argentina	(18)	(18)
Net income (expense) from goods and services
TMA S.A.	88	64
Compañía de Radiocomunicaciones Móviles S.A. (“CRM S.A.”) (1)	-	10
TDA S.A.	5	7
Telinver S.A. (2)	-	1
Atento Argentina S.A. (“Atento”)	(3)	(3)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(1)	-
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	2	2
Telcel Venezuela (“Telcel”)	1	3
C.P.T. Telefónica del Perú (“CPT”)	-	5
Telefónica S.A. – Sucursal Argentina	(1)	(1)
Televisión Federal S.A. – TELEFE	(1)	(1)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	-	(1)
Terra Network Argentina S.A. (“Terra”)	(1)	-
Abiatar S.A.	1	-
CTC Mundo S.A. (“CTC”)	(1)	1
	89	87
Net income on financial charges
TPI (2)	-	2
Telinver S.A. (2)	-	1
	-	3
(1) On June 6, 2006, CRM S.A. and TMA S.A. entered into a final merger agreement, which was registered with the PRC on September 12, 2006.
(2) Companies belonging to the group until August 2006 (see note 15.).

Telefónica payables to/receivables from the Operator (TSA) and other COINTEL’s shareholders and related companies as of March 31, 2007 and December 31, 2006 are:

	March 31, 2007	December 31, 2006
ASSETS

Trade receivables
Telcel	2	-
Telefónica Gestión de Servicios Compartidos S.A.	5	4
TSA	1	2
TIWS Argentina	4	3
Telefónica International Wholesale Services América S.A. (“TIWS América”)	1	1
CPT	-	17
Colombia Telecomunicaciones S.A.	-	2
Televisión Federal S.A. – TELEFE	3	4
Abiatar S.A.	1	1
Telefónica Internacional S.A. (“TISA”)	1	-
Others	1	-
Total Trade receivables	19	34

Other receivables
TDA S.A.	22	14
Atlántida Comunicaciones S.A.	-	1
Telefónica Media Argentina S.A.	2	2
TISA	2	2
TIWS América	4	4
Telefónica International Wholesale Services Brasil	1	1
Telefónica International Wholesale Services Perú S.A.C.	1	1
Atento	3	3
Total Other receivables	35	28
TOTAL ASSETS	54	62

LIABILITIES

Trade payables

Telefónica S.A. – Sucursal Argentina (1)	84	94
CTC	7	6
TIWS Argentina	58	59
TIWS América	2	2
Telefónica Servicios Audiovisuales	1	1
CPT	2	-
TIS S.A.	2	1
Telefónica Investigación y Desarrollo S.A.	1	2
Atento	-	2
Telesp	-	1
TMA S.A.	2	17
Terra	1	1
Total Trade payables	160	186

Other payables
TSA	13	12
Telefónica S.A. - Sucursal Argentina	1	1
Telefónica International Holding B.V. (2)	10	10
Total Other payables	24	23

TOTAL LIABILITIES	184	209

(1) Related to liabilities from management fee. (2) See note 6.

14.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been subject to of appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN issued the Presidential Decree No. 764/00 which repealed, among others, Resolutions Nos. 18,971/99 and 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be afforded by “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services (see note 2.3.c).

The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the Federal, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the FATB and the Under Secretary of Consumers’ Protection. The S.C. establishes the regulation framework and the policies applicable. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The FATB enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

•
bills aimed at regulating all public utilities, based on the definition of utilities proposed (which  includes the activities subject to regulation carried out by the Company and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, among others),

•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,
•	legislative bills aimed at establishing new municipal taxes, among others.

One of the legislative bills aimed at establishing a Federal System of utilities (the “Bill”) includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permission for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, the Company renders its service under a perpetual license and has title to the assets assigned to the supply of the service. At present the Bill is no longer scheduled to be debated in congress.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;
•	Maintenance and assurance of legal stability for the benefit of service development;
•	Strengthening of the Nation's common welfare;
•	Assurance of adequate service supply;
•	Assurance of effective protection for the rights of users and consumers;
•	Incentives to the involvement of the private sector in telecommunications;
•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	Development of the Argentine telecommunications industry;

•	Promotion of job creation;
•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
•	Establishment of an equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

15.	SALE OF THE COMPANY’S EQUITY INTEREST IN TELINVER S.A.

Sale of Company’s interest in Telinver S.A.

On November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Companies affiliates until August 2006. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances were deducted for approximately US$ 7.5 million.

Term: the purchase price would be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment was secured by two promissory notes issued by TPI and TPII.

However, the agreement provided for the acceleration of terms in the event TSA were to decrease its direct or indirect interest in TPI Group below 50.1% and/or lost management and control over TPI.

Guarantees: the Company has granted the guarantees customary in these kinds of purchase and sale agreements.

Other contracts: before the sale of the shares, the Company and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

- Edition Agreement: the Company has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, the Company receives compensation for the net revenues derived from advertising exploitation of the telephone directories and continues to be liable for the costs of the directories’ white-page section.

- Billing agreement on account and behalf of other parties: the Company bills and collects on account and behalf of Telinver S.A. the sale of advertising space to the Company’s customers.

As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The balances related to the disposal of Telinver S.A. are disclosed as of each period/year-end under the caption “Net liabilities from discontinued operations”.

On July 24, 2006, TSA transferred its total shareholding in TPI and TPII; therefore, as from that date TPI and TPII no longer belong to Telefónica Group.

In addition, as a result of the change in the shareholders’ control over TPI and TPII and pursuant to the enforcement of the acceleration clauses mentioned above, as of August 1, 2006, these companies early repaid the promissory notes delivered to the Company and the interest accrued as of that date.

Finally, as a result of the circumstances mentioned in the previous paragraph, on July 31, 2006 Telinver S.A. prepaid the non-capitalized loan balance granted by the Company for 28 million plus interest accrued as of that date.

Commitments related to the sale of the equity interest in Telinver S.A.

As part of the sale transaction of Telinver S.A. mentioned above, the Company granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, the Company guarantees to the TPI Group, during a five-year term counted as from the date of execution of the sale transaction, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that the Company is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of December 31, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.4 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million, including principal and interest. Telinver S.A. paid 1.7 million of principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. On August 18, 2006, Telinver S.A. was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver S.A. in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of 9.9 million. Telinver S.A. filed a brief challenging a portion of that amount. On September 20, 2006, Telinver S.A.’s position was dismissed and, in order to avoid a money judgment, Telinver S.A. informed its will to pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver S.A. paid under protest the amount claimed plus interest for 11 million and filed a brief abandoning the precautionary injunction requested.

On April 11, 2007, certain Telinver S.A. officers received orders to pay in a 5-day term an amount of 4.4 million plus compensatory interest with respect to the first resolution previously mentioned. On April 17, 2007 in order to avoid a money judgment, Telinver S.A. paid the amount claimed by the DGR along with the amount claimed in the second resolution mentioned above for a total of 26 million, including interest.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether it is probable that the Company be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, as of March 31, 2007, 35 million was deferred until the uncertainty described above is resolved (see note 2.3.l).

16.	RESTRICTED ASSETS

Under an agreement signed between the Company and Intelsat U.K., in connection to the segment capacity utilized, the Company has granted a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables as of each period/year-end.

17.	ACCOUNTING PRINCIPLES APPLIED

These financial statements have been translated into English from those originally issued in Spanish. In addition these financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America. Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

18.	PLANS RELATED TO PERSONNEL

Performance Share Plan

On June 21, 2006, TSA’s General Shareholders’ Meeting approved a performance share plan intended for certain executives of Telefónica Group (Performance Share Plan or  “PSA”). On November 7, 2006, the Company’s Board of Directors took note of the PSA and entrusted the Chairman to develop and establish the specific conditions applicable to the PSA. Additionally, on February 15, 2007, the Company’s Board of Directors approved the PSA. This plan consists in awarding a specified number of TSA’s shares to selected beneficiaries as a variable compensation, subject to compliance with the requirements under the plan.

The PSA is subject to the following conditions:

•    A minimum number of years of service at the Company, subject to special conditions in relation to termination of employment.

•    The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return – TSR) on TSA’s shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-year cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle.

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the first cycle, the maximum number of shares to be awarded to the Company’s executives benefiting from the PSA amounts to about 105,000 shares.

Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013).

As of March 31, 2007, the Company recognized liabilities for 0.7 million in relation to the PSA, representing the Company’s obligation as of that date.

Incentive plan for executives with payment in cash

On August 8, 2005, the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005, through December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

The Company recognizes its obligation associated with the execution of the program under the straight-line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see note 3.1.h)). For the three-month periods ended March 31, 2007 and 2006, the expense accrued in relation to this program amounted to 0.4 million, respectively, and was included in the line “Salaries and social security taxes”. See note 20.h).

Early Retirement Plan

On July 24, 2006, the Company’s Board of Directors approved a voluntary Early Retirement Plan (“the plan”) for the benefit of Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility  requirements. This is an early retirement option accompanied by a financial proposal that provides for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan is addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. The Company would assess the renewal of the plan and the incorporation of new beneficiaries on a monthly basis (see note 3.1.h)). For the three-month period ended March 31, 2007, the expense accrued in relation with this plan amounted to 3 million.

Social Security Plan for Executives

As of December 31, 2006, the Company’s Management had approved a social security plan for executives (the “SSE Plan”) effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. On February 15, 2007, the SSE Plan was also approved by the Company’s Board of Directors. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. As of March 31, 2007 the Company booked an amount of 24 million, which represents the Company’s obligation as of such date.

19.	PURCHASE OF TDA S.A.’s SHARES

In connection with Telefónica’s Group internal reorganization process, on May 4, 2006, the Company’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, the Company and Datacorp entered into the respective share purchase and sale agreement which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, the Company and Datacorp being granted an authorization by the S.C. in the terms of Decree No. 764/00 within 12 months of the execution of the abovementioned agreement. On July 10, 2006 the Company filed with the S.C. an application for the abovementioned approval, which has not been granted as of the date of these financial statements.

The closing date of the transaction, understood as the date on which Datacorp shall transfer the shares and the Company shall pay the price, shall take place within 5 business days following compliance with the condition mentioned in the previous paragraph.

The price for the purchase and sale of the shares was established in the amount of US$ 51 million, which shall be adjusted on the basis of working capital, contingency provisions and agreements with customers and suppliers between the date established in the share purchase and sale agreement and the date of the effective transfer thereof.

20.	OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of good sold
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a)   Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2007

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Increases	Net Retirements	Transfers	Amounts at end of period

Land	111	-	-	-	111
Buildings	1,724	-	-	-	1,724
Switching equipment	4,235	-	-	-	4,235
Transmission equipment	4,224	-	-	7	4,231
Network installation	7,639	-	-	11	7,650
Telephones, switchboards and booths	691	6	(2)	2	697
Furniture and office equipment (2)	523	-	(4)	17	536
Automobiles	61	-	-	-	61
Work in process (2)	313	42	-	(12)	343
Materials (1)	50	47	(13)	(23)	61
Prepayments to vendors	15	4	-	(2)	17
Total	19,586	99	(19)	-	19,666

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the period	Retirements	Accumulated at end of period	Net book value at end of period

Land	-	-	-	-	-	111
Buildings	604	50	11	-	615	1,109
Switching equipment	3,915	10	36	-	3,951	284
Transmission equipment	3,317	10	63	-	3,380	851
Network installation	5,380	15	110	-	5,490	2,160
Telephones, switchboards and booths	637	5 – 7	4	(2)	639	58
Furniture and office equipment (2)	478	1 – 3	17	(4)	491	45
Automobiles	43	5	3	-	46	15
Work in process (2)	-	-	-	-	-	343
Materials (1)	-	-	-	-	-	61
Prepayments to vendors	-	-	-	-	-	17
Total	14,374		244	(6)	14,612	5,054

(1)	Net of 22 million of obsolescence allowance.
(2)	See note 2.2.

a)	Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of year	Increases	Net Retirements	Transfers (3)	Amounts at end of year

Land	113	-	-	(2)	111
Buildings	1,725	-	(5)	4	1,724
Switching equipment	4,192	-	(5)	48	4,235
Transmission equipment	4,058	1	(1)	166	4,224
Network installation	7,588	-	(17)	68	7,639
Telephones, switchboards and booths	660	29	(7)	9	691
Furniture and office equipment (4)	466	1	(8)	64	523
Automobiles	57	5	(1)	-	61
Work in process (1) (4)	271	322	-	(280)	313
Materials (2)	57	117	(51)	(73)	50
Prepayments to vendors	19	13	-	(17)	15
Total	19,206	488	(95)	(13)	19,586

	Depreciation
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Transfers (3)	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	-	111
Buildings	566	50	42	(2)	(2)	604	1,120
Switching equipment	3,751	10	169	(5)	-	3,915	320
Transmission equipment	3,046	10	272	(1)	-	3,317	907
Network installation	4,960	15	437	(17)	-	5,380	2,259
Telephones, switchboards and booths	627	5 – 7	17	(7)	-	637	54
Furniture and office equipment (4)	444	1 – 3	42	(8)	-	478	45
Automobiles	34	5	10	(1)	-	43	18
Work in process (1) (4)	-	-	-	-	-	-	313
Materials (2)	-	-	-	-	-	-	50
Prepayments to vendors	-	-	-	-	-	-	15
Total	13,428		989	(41)	(2)	14,374	5,212

(1)   Capitalized interests in work in process amount to 9 million. See note 2.3.f).
(2)   Net of 22 million of obsolescence allowance.
(3)   Includes 5 million of real property intended for sale (see note 2.3.e) and 6 million transferred to intangible assets.
(4)   See note 2.2.

b)   Intangible assets
TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2007

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Increases	Transfers	At end of period

Licenses to use the logo and trademarks	1	-	-	1
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2
IT applications (1)	792	-	16	808
IT applications in process (1)	111	9	(16)	104
Total	965	9	-	974

	Amortization
Main account	At beginning of year	For the period	At end of period	Net book value at end of period

Licenses to use the logo and trademarks	-	-	-	1
License (frequencies)	56	-	56	3
No competition obligation	1	-	1	1
IT applications (1)	718	17	735	73
IT applications in process (1)	-	-	-	104
Total	775	17	792	182

(1) See note 2.2.

b)   Intangible assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2006

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of year	Increases	Transfers (1)	At end of year

Licenses to use the logo and trademarks	1	-	-	1
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2
IT applications (2)	778	1	13	792
IT applications in process (2)	39	79	(7)	111
Total	879	80	6	965

	Amortization
Main account	At beginning of year	For the year	At end of year	Net book value at end of year

Licenses to use the logo and trademarks	-	-	-	1
License (frequencies)	55	1	56	3
No competition obligation	-	1	1	1
IT applications (2)	645	73	718	74
IT applications in process (2)	-	-	-	111
Total	700	75	775	190

(1) Includes 6 million transferred from fixed assets.
(2) See note 2.2.

c)   Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(amounts stated in millions of Argentine pesos)

	2007				2006
Name and features	Face value of shares	Number of securities	Cost	Book Value	Book Value

Current assets (1)

Government securities – Discount bond	US$1.0	9,404,416	-	35	31
Government securities – securities indexed to GDP	US$1.0	24,555,228	-	10	5
Government securities – Pro 13 bond	AR$ 1.0	9,996,594	10	9	9
E-Commerce Latina S.A.	-	-	-	-	-
Total current				54	45
Total				54	45

(1)	See note 2.3.b).

d)   Other investments
TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(amounts stated in millions of Argentine pesos)

	Mar-07	Dec-06
Main account and features	Book value

Current investments:

Foreign currency deposits (note 20.g)	50	33
Local currency deposits	106	-
Foreign currency mutual funds (note 20.g)	212	192
Local currency mutual funds	6	1
Total	374	226

e)   Allowances and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(amounts stated in millions of Argentine pesos)

	2007
Account	Balance at beginning of year	Increases and transfers		Decreases		Balance at end of period

Deducted from current assets:
For doubtful accounts	155	15	(1)	(5	) (2)	165
For impairment in value and slow turnover	2	-		-		2
	157	15		(5)		167
Deducted from noncurrent assets:
For doubtful accounts	3	1	(1)	-		4
	3	1		-		4
Total	160	16		(5)		171
Included in current liabilities:
Reserves	80	-		(7)		73

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	-	5		-		5
Reserves	319	27	(3)	(29)		317
	319	32		(29)		322
Total	399	32		(36	) (4)	395

	2006
Account	Balance at beginning of year	Increases		Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	137	60	(1)	(42	) (2)	155
For impairment in value and slow turnover	2	-		-		2
	139	60		(42)		157
Deducted from noncurrent assets:
For doubtful accounts	4	1	(1)	(2	) (2)	3
	4	1		(2)		3
Total	143	61		(44)		160
Included in current liabilities:
Reserves	100	7		(27	) (4)	80

Included in noncurrent liabilities:
Reserves	203	170		(54)		319
Total	303	177	(3)	(81)		399

(1)	Included in selling expenses in the statement of operations.
(2)	In 2007 and 2006, includes 4 million and 26 million, respectively, for recovery of doubtful accounts.
(3)
In 2007 and 2006, includes 9 million and 99 million disclosed under “Other expenses, net” and 3 million and 78 million disclosed under “Financial expense and holding losses on liabilities”, respectively, in the statement of operations. Additionally, in 2007 includes transfers amounting to 15 million.

(4)	In 2007 and 2006, includes 5 million and 22 million, respectively, disclosed under “Other expenses, net” in the statement of operations, related to reversal of reserves.

f)   Cost of good sold

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2007 AND 2006

(amounts stated in millions of Argentine pesos)

	Mar-07	Mar-06

Inventories at beginning of year	5	5

Purchases	5	5

Inventories at end of period	(7)	(7)
Total (note 3.1.l)	3	3

g)   Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(amounts stated in millions of Argentine pesos)

	2007				2006
	Amount in units of foreign currency (1) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (1) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash
In Banks	1	US$	3.100700	3	-	US$	1

Investments
Foreign currency deposits	16	US$	3.100700	50	11	US$	33
Government securities	15	US$	3.100700	45	12	US$	36
Mutual funds	68	US$	3.100700	212	62	US$	192

Trade receivables	11	US$	3.100700	34	15	US$	47
	-	SDR	4.682646	2	1	SDR	3
Other receivables
Related companies	3	US$	3.100700	9	3	US$	8
Prepayment to vendors (2)	3	EURO	4.145300	13	3	EURO	13
Financial instruments	1	US$	3.100700	2	-	US$	1
Other	1	US$	3.100700	2	1	US$	2
Total current assets				372			336
Noncurrent assets

Other receivables
Other	1	US$	3.100700	2	1	US$	2
Total noncurrent assets				2			2
Total assets				374			338
LIABILITIES
Current liabilities
Trade payables	42	US$	3.100700	130	47	US$	144
	-	-	-	-	-	SDR	1
	1	EURO	4.145300	4	2	EURO	9
	1	BRL	1.509680	2	1	BRL	1

Bank and financial payables	215	US$	3.100700	664	204	US$	627
	1,057	¥	0.026378	28	1,088	¥	28
	2	EURO	4.145300	9	2	EURO	8
Other payables
Related companies	-	US$	3.100700	1	-	US$	1
	3	EURO	4.145300	12	3	EURO	12
Financial instruments	3	US$	3.100700	9	4	US$	11
Others	-	US$	3.100700	(1)	-	-	-
Total current liabilities				858			842
Noncurrent liabilities
Trade payables	1	US$	3.100700	3	1	US$	3

Bank and financial payables	473	US$	3.100700	1,468	474	US$	1,455
	3,112	¥	0.026378	82	3,630	¥	94
	13	EURO	4.145300	55	13	EURO	53

Other payables
Financial instruments	3	US$	3.100700	10	5	US$	14
Total noncurrent liabilities				1,618			1,619
Total liabilities				2,476			2,461

(1) Includes figures less than 1 million in foreign currency.
(2)   In 2007 and 2006, includes 13 million and 12 million, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 20.a).

US$:	U.S. dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Reals

h)       Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

(amounts stated in millions of Argentine pesos)

	2007						2006
ACCOUNT	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL

Salaries and social security taxes	105		20	29	-	154	131
Other payroll expenses	1		2	-	-	3	1
Fixed assets depreciation	223		1	20	-	244	246
Fees and payments for services	123	(2)	42	22	-	187	194
Taxes	11		-	46	-	57	51
Advertising	-		-	23	-	23	16
Directors’ and statutory auditors’ payments	-		1	-	-	1	1
Insurance	-		4	-	-	4	3
Material consumption and other expenditures	18		1	2	-	21	16
Management fee	16		2	-	-	18	18
Transportation	8		-	-	-	8	6
Rentals	8		1	1	-	10	9
Commissions	-		-	8	-	8	6
Allowance for doubtful accounts	-		-	16	-	16	19
Recovery of doubtful accounts (1)	-		-	(7)	-	(7)	(14)
Tax on bank transactions	-		10	-	-	10	9
Intangible assets amortization	17		-	-	-	17	18
Employee terminations	-		-	-	7	7	8
Other	-		-	-	10	10	9
Total 2007	530		84	160	17	791
Total 2006	510		105	115	17		747

(1)
In 2007, it includes 3 million related to collections from customers written off as of December 31, 2006 and to other recoveries. In 2006, it includes 5 million corresponding to collections from customers written off as of December 31, 2005 and to other recoveries.

(2)	See note 10.b).

Item 3

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the three-month periods ended March 31, 2007 and 2006. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”), as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which differ in certain respects from U.S. generally accepted accounting principles (see notes 2.1. and 17. to the financial statements).

As from December 31, 2005, and as a consequence of the disposition of the Company's equity interest in Telinver S.A., the Company no longer files consolidated financial statements (see note 15. to the financial statements). As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The balances related to the disposal of Telinver S.A. are disclosed as of each period/year-end under the caption “Net liabilities from discontinued operations”.

Critical Accounting Policies

This information summary is based upon the Company’s financial statements, which have been prepared in accordance with Argentine GAAP.

As of March 31, 2007, the Company has made some changes to certain criteria applied in the preparation of its financial statements (see note 2.2. to the financial statements).

The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in notes 2. and 12. to the financial statements. The most critical accounting policies adopted in preparing the financial statements according to Argentine GAAP relate to:

•
the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. Company’s Management estimates about technology and its future development require significant judgment because the impact of technology advances is difficult to predict;

•
the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at a rate that reflects the time value of money and the risks specifically inherent in the asset) and before financial charges and income tax. If the amount recorded exceeds the recoverable amount, an adjustment charge is to be recognized based on the fair value of the asset. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Company Management´s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued based on their recoverable value on the basis of Company Management´s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1. to the financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, projecting such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in note 9.1. to the financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

•	the creation of reserves for contingencies assessed as likely by the Company’s Management, based on its estimates and the opinion of its legal counsel (see note 10. to the financial statements).

•
the Company’s Management assesses the recoverability of deferred tax assets and tax on minimum presumed income based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, the Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess amount may be computed as a prepayment to any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax ultimately depends on the Company’s ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible.  In making its assessment, the Company’s Management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of March 31, 2007, based on the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the changes in tax loss carryforwards, the stability and foreseeability of the foreign exchange rate and inflation for the next years, and the reduction in foreign currency debt, the Company considers that the balances of net deferred tax assets and minimum presumed income tax are likely to be recovered, except for the 5 million specific tax loss carryforward balance (at the statutory income tax rate) (see note 2.4. to the financial statements).

•	the creation of allowances, amounting to 169 million set up to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection.

•	the booking of liabilities related to plans and programs providing for benefits to employees and Executives (see note 18. to the financial statements); and

•
the Company’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine Government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

The preparation of financial statements in accordance with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of these financial statements and the reported amounts of revenues and expenses during each period/year. Final results may differ from those estimated by the Company’s Management.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of such financial statements. All Company Management estimates have been made accordingly. The effects of any additional measures that could be taken by the Argentine Government will be accounted for when the Company’s Management becomes aware of them.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

•
the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•
the regulated nature of the Argentine telecommunications market, including a framework of decrees of the Federal Executive Power (“PEN”) and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

•
the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

After the 2001-2002 crisis, political uncertainty lost intensity, a circumstance that contributed to a partial restoration of the institutional balance. Néstor Kirchner, of the Justicialist Party ("PJ") took office as President of Argentina on May 25, 2003. In the last legislative elections of October 2005, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing called Frente para la Victoria (“FV”) to depend on the will of the rest of the PJ, in particular in the Lower House, where the required quorum for holding sessions is 129. Presidential elections will be held in October 2007 and the governing party is considered very likely to be re-elected; furthermore, the opposition is not sending clear signals for the approaching electoral campaign.

Economic activity continues expanding fast: at an annualized rate of 8.5% in 2006, driven by private consumption and investment. The Gross Domestic Product (“GDP”) (measured in real terms) grew by 8.8% in 2003, by 9% in 2004, and by 9.2% in 2005, and is now 15% above the level recorded in 1998, the previous peak for economic activity in Argentine. In addition, annual inflation fell to a single-digit figure by the end of 2006: 9.8%, whilst wholesale prices accumulated a 7.1% increase over the year. In 2006 retail prices showed an increase that was 20% lower than the prior year’s due, to a large extent, to the effect of the price agreements between the Government and companies in the private sector. In the first quarter of 2007, retail prices accumulated a 2.2% increase, while wholesale prices accumulated an increase of 1.7%.

The employment situation continues to improve, though at a slower pace. The unemployment rate was 10.2% in the fourth quarter of 2006 (measured like an average of four quarters) falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. Poverty still stands at levels of 27% of total population and indigence represents the 9% of total population to the second semester of 2006. In addition, the work of non-registered employees is around of  45% of total workforce.

As far as the main financial variables are concerned, the situation remains stabilized. The dollar exchange rate fluctuates around AR$ 3.10 per U.S. dollar, whereas capital flight is not high and controls to the entrance of speculative capital have been established. The Merval index closed on March 31, 2007 slightly above 2,100 points, accumulating 0.6% in Peso-denominated income and 0.4% in U.S. Dollar-denominated loss in the first quarter of 2007. Interest rates are being revised upwards though they are at slightly negative levels in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system.

Argentina’s total sovereign debt decreased from US$ 189.8 billion, in the first quarter of 2005, to US$ 129.6 billion (equivalent to 64% of GDP) in the third quarter of 2006. Even so, this level of indebtedness is still above the level as of December 2001, although the terms have been extended considerably and the service payment is lower. This significant reduction in the country’s sovereign indebtedness was due to the conclusion of the process to renegotiate the amounts defaulted in the first quarter of 2005 and to the early settlement of the full amount owed to the International Monetary Fund (“IMF”), made in January 2006, with a disbursement of about  US$ 9.5 billion.

The perspectives for the next months indicate that economic activity will continue increasing though at a slower pace than in the last quarters, affected by the restrictions on installed capacity and energy. Regarding the price scenario, the retail inflation rate would be situated close to 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2005 period. Therefore, the unemployment rate will probably record annual slight declines.

 In the financial markets the Peso is expected to maintain its light appreciation against the U.S. dollar, while interest rates will tend to increase gradually, adjusting in real terms. Fixed and variable markets would range according to the volatility that implies the conditions of the international economy, the sustainability of public and external accounts, as well as the turbulence of the pre-voting period, in order to satisfy funding needs (public and private) for the 2007-2008 period.

The following table sets forth rates of inflation, as measured by the Argentine WPI and the rate of real growth of Argentine GDP for the periods shown:

	March 31,
	2007	2006
WPI (% change) (1)	1.7	2.3

(1)	Price index figures are for the three-month periods ended March 31, 2007 and 2006.

	March 31,
	2007 (3)	2006 (2)
GDP (annual % change)	8.3	9.4

(2)	Official data.
(3)	Projection estimated by the Company.

Telecommunication rate regulations

Presidential Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the Secretary of Communication (“S.C.”) established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”), which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

On February 15, 2006, the UNIREN signed on behalf of the Federal Government and together with the Company, a Memorandum of Understanding (the “Memorandum of Understanding 2006”) which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2007. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)    Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)    Internet access service in all its provincial centers at discount prices.

c)    Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005, and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption

Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) does not have a significant impact on the Company's future income (loss).

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly IPC (“Consumer Price Index”) in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly IPC in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.4.a) to the financial statements the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006. On March 2, 2007 the Company and its shareholders informed that they would be prepared to extend the suspension for an additional six-month period as from April 5, 2007.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

On March 23, 2007, the S.C. issued Resolution No. 42 (“the Resolution”) recognizing the impact sustained by the Company as a result of the increases and decreases in employers' social security contributions therein described. The Resolution established a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine Government that includes, for calculation purposes, the liability mentioned in note 10.b) to the financial statements, and instructs the National Communications Commission (“CNC”) to proceed with the applicable calculation and settlement. As of the date of issuance of these financial statements, the CNC has not yet concluded with the calculation of the corresponding amount. Any remaining receivable, if applicable, determined by the CNC in connection with the Resolution will be recognized by the Company once the amounts involved have been determined and the reciprocal compensations have been carried out.

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level.  If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Taxes

Turnover Tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. By its Resolution No. 2,345/94, the National Telecommunications Commission (“CNT”) required to the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991.  While the Company met the requirement contained in the resolution by depositing in a special bank account AR$ 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution.  The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996.  On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately AR$ 8 million in principal and AR$ 17.5 million in interest.  While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

Subsequently, through Resolution No. 4,583/99, the S.C. dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed.  The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

Tax on minimum presumed income: this tax will be in effect for ten fiscal years and is supplementary to Income tax, because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should minimum presumed income tax be higher than Income tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income tax over minimum presumed income tax that may arise in the next ten fiscal years.

Valued Added Tax (“VAT”): VAT does not have a direct impact on the results of operations of the Company.  VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer.  The weighted average rate for current customers is between 24% and 26% of revenues.  Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company.  VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

Other Taxes: the tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

Presidential Decree No. 764/2000 approved the Rules for Universal Service Regulation, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax and automatic deductions provided by the related regulation.

Royalties to be paid to municipalities for public space occupancy

In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

The Company considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Comparison of results of operations for the three-month periods ended March 31, 2007 and 2006

All references made below to 2007 and 2006 are to the Company’s three-month periods ended March 31, 2007 and 2006, restated as described in note 2.1. to the financial statements.

In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.1. to the financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

Net revenues increased by 11.1% to AR$ 1,009 million in 2007 from AR$ 908 million in 2006.

The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average number of lines.

The following table shows operating revenues stated in millions of pesos by category of services for the three-month periods ended March 31, 2007 and 2006:

	Amounts in million of pesos
	2007		2006		Variation
Basic telephone service
Measured service	254	25.1%	227	25.0%	11.9%
Monthly basic charges (1)	214	21.2%	204	22.5%	4.9%
Special services	195	19.3%	165	18.2%	18.2%
Public phones	39	3.9%	46	5.1%	-15.2%
Access charges	172	17.1%	145	15.9%	18.6%
International long-distance service	62	6.1%	53	5.8%	17.0%
Direct Lines	24	2.4%	18	2.0%	33.3%
Other	49	4.9%	50	5.5%	-2.0%
Total	1,009	100%	908	100%	11.1%

(1)	Includes basic charges and charges for supplemental services.

  The main variations refer to:

Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, to customers of other operators routed through the Company’s network as well as other operators’ networks. In this last case, the Company bills and collects revenues for the termination of those calls (included in Access charges revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

Measured service increased by AR$ 27 million or 11.9% to AR$ 254 million in 2007 from AR$ 227 million in 2006. The variation was mainly due to: (i) an increase of AR$ 12 million or by 4.5% in the total average number of billable lines, (ii) AR$ 13 million increase in revenues mainly due to new products, (iii) AR$ 10 million increase due to the changes in average tariffs resulting from the change in the structure of the average number of billable lines and (iv) a decrease in tariff discounts of approximately AR$ 9 million in 2007 as compared to 2006. These increases were partially offset by a drop in average urban and interurban consumption per line of approximately AR$ 17 million.

Monthly basic charges increased by AR$ 10 million or 4.9% to AR$ 214 million in 2007 from AR$ 204 million in 2006. The variation was mainly due to: (i) an increase in the monthly basic telephone service of approximately AR$ 3 million, comprised of an increase in the Company’s average number of billable lines of approximately AR$ 8 million, that represents 4.1%, and a decrease in the average monthly basic charges of approximately AR$ 5 million in 2007 as compared to 2006, caused by a change in the structure of the average  number of billable lines, (ii) an increase in revenues from supplemental services of approximately AR$ 7 million, mainly due to the increase in the average price of these services of approximately 12.3%, (iii) higher revenues of approximately AR$ 2 million mainly due to new products, partially offset by an increase in commercial discounts of approximately AR$ 2 million in 2007 as compared to 2006.

Special services increased in AR$ 30 million or 18.2% to AR$ 195 million in 2007 from AR$ 165 million in 2006. The variation was mainly due to an increase of: (i) internet service, due to the rise in the income generated by the sale of ADSL access charges by AR$ 19 million and AR$ 22 million for ADSL monthly charges, both of them due to the larger number of users, (ii) an increase of AR$ 3 million in services provided to suppliers of audiotext and free calls, partially offset by (iii) a decrease of AR$ 7 million in revenues from prepaid cards, (iv) a decrease of AR$ 4 million due to a drop in the consumption of the 0610 service, and (v) a decrease of AR$ 3 million in other services.

Revenues from public phones decreased by AR$ 7 million or 15.2% to AR$ 39 million in 2007 from AR$ 46 million in 2006. The variation mainly results from a drop in the consumption in third party calling centers, in-store telephone booths and terminals.

Access charges: the Company bills and collects income resulting from call termination of other operators through the Company’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

Revenues resulting from access charges (interconnection) in 2007 amounted to AR$ 172 million, as compared to AR$ 145 million in 2006, representing an increase of AR$ 27 million or by 18.6%. The variation mainly results from an increase in interconnection traffic of approximately AR$ 10 million and in interconnection charges of approximately AR$ 17 million, in particular with mobile telephone companies due to the sustained demand in this market.

International long-distance service revenues increased by AR$ 9 million or 17.0% to AR$ 62 million in 2007 from AR$ 53 million in 2006. This variation was mainly due to: (i) an increase in customers and suppliers traffic and (ii) an increase in the average tariffs.

Revenues from Direct Lines increased by AR$ 6 million or 33.3% to AR$ 24 million in 2007 from AR$ 18 million in 2006. The variation is mainly due to the increase in revenues resulting from (i) the increase in leases of direct digital line circuits by approximately AR$ 5 million and (ii) a decrease in commercial discounts for approximately AR$ 1 million.

“Other” revenues decreased to AR$ 49 million in 2007 from AR$ 50 million in 2006 which represents a decrease of AR$ 1 million or 2%. This variation was mainly generated by: (i) lower revenues from IT support, consulting services, and other management services, (ii) lower revenues from sale of obsolete items, partially offset by: (iii) an increase in other telephony services, including connection-charge revenues, and (iv) higher sales of equipment.

Cost of Services provided, Administrative expenses and Selling expenses (“Operating cost”)

Cost of services provided, administrative expenses and selling expenses increased by 6.0% to AR$ 777 million in 2007 from AR$ 733 million in 2006.

The following table shows the breakdown of expenses for the three-month periods ended March 31, 2007 and 2006, stated in million pesos:

	Amounts in million of pesos
	2007		2006		Variation
Salaries and social security taxes	154	19.8%	131	17.9%	17.6%
Amortization of fixed assets and intangible assets	261	33.6%	264	36.0%	-1.1%
Fees and payments for services	210	27.0%	210	28.5%	-
Material consumption and other expenditures	21	2.7%	16	2.2%	31.3%
Allowance for doubtful accounts	9	1.2%	5	0.7%	80.0%
Taxes	57	7.3%	51	7.0%	11.8%
Management fee	18	2.3%	18	2.5%	-
Other	47	6.1%	38	5.2%	23.7%
Total	777	100%	733	100%	6.0%

The main variations of operating costs refer to:

Salaries and social security taxes increased by 17.6% or AR$ 23 million to AR$ 154 million in 2007 from AR$ 131 million in 2006. The variation was mainly due to an increase in salaries granted by the Company during the first quarter of 2007 to employees not included in the collective bargaining agreement. Additionally, this variation includes the effect of the agreements between the Company and the unions, which represent the employees governed by collective bargaining agreements, that took place in July and October 2006. These increases were accompanied by an increase in the Company’s average headcount, which varied approximately

10.2% to 9,797 in 2007 from 8,889 in 2006.

The productivity index, measured as lines in service by employee dropped from 513.7 in 2006 to 467.6 in 2007, which represents approximately a 9.0% decrease.

Total amortization of fixed assets and intangible assets decreased to AR$ 261 million in 2007 from AR$ 264 million in 2006. The decrease was mainly due to assets that were no longer amortized as from March 2006 (mainly transmission, switching and radio equipment), partially offset by the amortization of investments in fixed assets applied during 2006 and the first quarter of 2007, specially in ADSL equipment.

Fees and payments for services were AR$ 210 million in 2007 and 2006.

Although no variations were recorded, it is worth mentioning the following reductions:

•	Temporary personnel expenses for AR$ 3 million, mainly due to the decrease in the hiring of personnel of this staff category,
•
Recovery of costs for AR$ 24 million due to the compensation established by S.C. Resolution No. 42 for additional costs incurred by the Company due to increases in employers' social security contributions approved by laws and presidential decrees since 1996 (see note 10.b) to the financial statements).

These decreases were offset by increases in:

•	Advertising expenses for AR$ 6 million, mainly generated by an increase in the number of advertising and telemarketing campaigns;
•
Interconnection fees to providers amounting to AR$ 14 million due to the increase in traffic, mainly outgoing international Internet calls as a consequence of the increase in Internet services supplied by the Company;

•	Commissions for sales for AR$ 6 million due to the increase in revenues;
•	Advisory and consulting expenses for AR$ 1 million.

Costs for material consumption and other expenditures increased from AR$ 16 million in 2006 to AR$ 21 million in 2007. The main cause for the change was the increase in the supplies used by the Company, as a result of the larger average number of lines in service in basic telephony and ADSL and the higher prices of such supplies.

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2007 allowance for doubtful accounts was of AR$ 16 million, as compared to AR$ 19 million in 2006, representing a decrease of AR$ 3 million; and (ii) a total recovery of collection of past-due customers in 2007 of AR$ 7 million, as compared to AR$ 14 million recovered in 2006 representing a decrease of AR$ 7 million.

The charge to income for taxes increased from AR$ 51 million in 2006 to AR$ 57 million in 2007. This variation is mainly due to an increase in the Company’s revenues, the taxable base of certain taxes, accounting for approximately 6% of the revenues in both periods.

The charge to income for management fee amounted to AR$ 18 million in 2006 and 2007, respectively, therefore no variations were recorded.

The charge to income for other operating costs increased from AR$ 38 million in 2006 to AR$ 47 million in 2007, representing a AR$ 9 million increase. The variation is mainly due to an increase in other personnel expenses of AR$ 2 million, commission payments of AR$ 2 million, the amount expensed as tax on bank debits and credits by AR$ 1 million, transportation expenses of AR$ 2 million and higher leases and insurance costs of AR$ 2 million.

Financial income and losses

 For 2007 and 2006, net financial income and losses amounted to losses of AR$ 61 million and AR$ 92 million, respectively, representing a decrease in the loss of AR$ 31 million. This decrease was mainly due to: (a) a AR$ 15 million decrease in the loss from exchange differences, from a loss of AR$ 38 million in 2006 to a loss of AR$ 23 million in 2007, due to the lower devaluation of the peso in 2007 as compared to 2006, (b) a reduction in interest and net financial charges of AR$ 10 million, from a loss of AR$ 56 million in 2006 to a loss of AR$ 46 million in 2007, mainly due to a decrease in financial payables, (c) a AR$ 2 million decrease in losses from holding financial instruments, from a net loss of AR$ 2 million in 2006 to a nil net result in 2007, and (d) a higher holding gain from government securities of AR$ 4 million, from a gain of AR$ 5 million in 2006 to a gain of AR$ 9 million in 2007.

Other expenses, net

Other expenses, net amounted to AR$ 17 million in 2007 and 2006.

Income tax

The charge for income tax as of March 31, 2007 and 2006 amounted to AR$ 53 million and 22 million, respectively. The variation is mainly due to the increase in net income as of March 2007 as compared to March 2006.

Net income

Net income increased from a gain of AR$ 44 million in 2006 to a gain of AR$ 101 million in 2007, the variation is mainly explained by the increase in revenues.

Liquidity and capital resources

In 2007 and 2006, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and cash equivalents

Company’s cash and cash equivalents were AR$ 392 million as of March 31, 2007 (net of AR$ 54 million corresponding to Discount Bond, Securities indexed to GDP and to PRO13 Bond) and AR$ 497 million as of March 31, 2006 (net of AR$ 30 million corresponding to Discount Bond and Securities indexed to GDP). As of March 31, 2007, 67.6% of Company’s cash and cash equivalents are denominated in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 6.1% as of March 31, 2007.

Financial resources and investments

Cash provided by operating activities decreased by AR$ 25 million, from AR$ 413 million in 2006 to AR$ 388 million in 2007.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately applying for financing from the Company’s indirect parent company.

Main funds used in 2007 were to purchase fixed assets and to repay loans. The funds used to purchase fixes assets in 2007 and 2006 amount to AR$ 99 million and AR$ 87 million (in 2006, net of AR$ 16 million,financed with trade payables), respectively.

As of March 31, 2007, the Company held long-term funds from major financial institutions in an amount equivalent to AR$ 137 million with maturity in February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

The Company’s Shareholders’ Meeting held on December 19, 2003, approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Buenos Aires Stock Exchange

(“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets. As of March 31, 2007, the three classes of negotiable obligations issued under the Program have been fully cancelled.

As of March 31, 2007, there were five negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of March 31, 2007 (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.

The following table contains a breakdown of the Company’s investments in fixed assets (1) for the three-month periods ended March 31, 2007 and 2006.

	Millions of Argentine pesos
	March 2007	March 2006
Land, buildings and equipment	1	1
Transmission and switching equipment	30	44
External plant	10	5
Telephone equipment	6	7
Materials	47	36
Other	5	10
Total	99	103
(1)	Allocation of work in process and prepayments to vendors to each line item has been estimated.

Foreign-denominated debt, receivables and investments

The Company’s bank and financial payables in foreign currencies as of March 31, 2007 amounted to approximately US$688 million (approximately AR$ 2.1 billion), 15 million euros (approximately AR$ 64 million), and 4.2 billion yens (approximately AR$ 110 million). As of March 31, 2007, the Company also had the equivalent of approximately AR$ 170 million of trade and other payables denominated in foreign currencies. Approximately AR$ 371 million of the Company’s receivables and investments, included government securities, are denominated in foreign currency.

As of March 31, 2007, the Company's current assets are lower than its current liabilities by AR$ 758 million. The Company will finance the payment of liabilities with own funds provided by its operations and with short-term bank loans.

During 2006 and 2005, as well as in prior periods, the Company managed to reduce gradually its financial indebtedness through a combination of partial payments, issuance of negotiable obligations, and short and long-term cancellations and refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company to settle or refinance successfully the remaining balance of its indebtedness.

During 2007 and 2006, the Company applied funds in IT applications for AR$ 9 million and AR$ 16 million, respectively.

Exposure to foreign exchange rates

In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of March 31, 2007 was 4.149 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of March 31, 2007, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$42 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of euro 0.998 per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

The Company uses foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Peso/U.S. Dollar exchange rate. As of March 31, 2007, the Company had entered into foreign currency forward agreements by which currency positions are offset upon the maturity of certain agreements, for a total of US$ 50 million. Additionally, during April 2007 the Company has entered into other foreign currency forward agreements for a total of US$ 50 million. The maturity of these agreements occurs between July and October 2007. The exchange rate agreed upon for these transactions ranged from AR$ 3.10 and AR$ 3.11 per U.S. Dollar. These agreements are used to cover short-term U.S. Dollars denominated commitments mainly related to the principal of the Company's negotiable obligations.

Contractual obligations and commercial commitments

The following table represents a summary of the contractual obligations and commercial commitments of the Company:

	Payments due by period in millions of Argentine Pesos

	Total	Less than 1 year	1-3 years	3-4 years	4-5 years	After 5 years
Contractual obligations
Bank and financial payables	2,772	834	679	793	445	21
Other obligations	929	890	26	5	2	6
Total contractual obligations	3,701	1,724	705	798	447	27

Other commercial commitments	212	71	81	34	24	2
Total commercial commitments	212	71	81	34	24	2

Bank and financial payables include principal and interest. For the debts that accrue a variable interest rate, the Company estimated interest payable based on interest rates in effect as of Mach 31, 2007. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 99% of these obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect as of Mach 31, 2007. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and development, patents and licenses

                The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services.  The Company acquires the necessary technology, including equipment, from third parties.
Statistical data

The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data
	March-07	March-06

Lines installed	4,828,239	4,741,409
Lines in service	4,630,530	4,555,847
Lines in service per 100 inhabitants	23.9	25.9
Lines in service per employee	467.6	513.7
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	118,764	120,817

Prospects of Telefónica de Argentina S.A.

Between 2004 and 2006, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices in the industry.

In this scenario, the Company maintains the following management priorities for the short and medium term and maintains its vision “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

•
Consolidate as a broadband provider company, leading Internet growth opportunities by developing ADSL, considered to be the main lever for growth in the residential segment. The growth plan launched by the Company has allowed it to affirm its leading position in the area where it is the incumbent, maintaining quality and service standards comparable to the most developed markets around the world. In this respect, the Company has set itself the challenge of reaching one million ADSL customers by 2008, while expanding its offer of value-added services over broadband, enhancing its contents and increasing the variety of its service, to include television, music and games, among others;

•
To continue to strengthen its position in the traditional fixed telephony business through growth in the residential customers and small and medium companies segments by developing new value added service offerings and packaged offerings;

•
To consolidate the Company as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;

•	To optimize the use of resources through operating efficiency;
•	To continue with adequate cash management, honoring commitments assumed;
•	To promote the development of an innovation-oriented culture;
•	To drive forward the Company’s conversion into an organization focused on, and committed to, the customer through continued improvement in customer satisfaction and;
•	To contribute to Argentina’s economic and social development by reinforcing the Company’s positioning as a strategic ally of the country.

As regards the regulations governing the provision of telecommunication services, there are several legislative initiatives currently at the stage of bills presented in Congress including those mentioned in this operating and financial review and prospects discussion.

As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the U.S. dollar. Although in 2006 retail prices already recorded an accumulated increase of 9.8%, it is a priority issue, deserving the Government’s special attention in order to keep such index under control. In particular, the Company expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s results of operations are very sensitive to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while 55% of its liabilities are denominated in U.S. dollars.

The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets currently served by the Company and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. The Company also intends to continue to invest substantial resources and expects investments in 2007 to be in the region of AR$ 500 million, in traditional service and in ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

The Company considers that the implementation of these short- and long-term business strategies, hand in hand with current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.
Date:	June 6, 2007	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel